UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR		SEC FILE NUMBER 001-38836
CUSIP NUMBER G1117K114

For Period Ended: June 30, 2025
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Bioceres Crop Solutions Corp.
Full Name of Registrant

N/A
Former Name if Applicable

Ocampo 210 bis, Predio CCT
Address of Principal Executive Office (Street and Number)

Rosario, Province of Santa Fe, Argentina
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bioceres Crop Solutions Corp. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 20-F for the fiscal year ended June 30, 2025 (the “Form 20-F”) within the prescribed period without unreasonable effort or expense to the Company. The delay is due to the additional time required by the Company to complete the evaluation and review of certain disclosures in the Form 20-F, following recent changes in the Company’s Board of Directors and executive management. These leadership transitions have necessitated further coordination and review to ensure the consistency, accuracy, and completeness of the Company’s public disclosures. As a result, these processes have resulted in time constraints that make timely filing impracticable. The Company undertakes to file Form 20-F as soon as practicable and anticipates that it will be filed no later than the fifteenth calendar day following the prescribed filing date.

On September 25, 2025, Jasper Lake delivered a reservation of rights letter to the Company, through counsel (the “Kramer Letter”). In response to the Kramer Letter, the Company delivered a reservation of rights letter to Jasper Lake on September 30, 2025, disputing that any Events of Default have occurred under the Note Purchase Agreements and reinforcing that it is in the best interest of the Company and all of its stakeholders to engage in a productive dialogue with Jasper Lake to address any legitimate concern it may have. The description of the interaction between the Company and Jasper Lake is further detailed in Exhibits 99.1 and 99.2 to the Form 6-K filed with the SEC on October 1, 2025. This document is available on the SEC’s EDGAR system at https://www.sec.gov/Archives/edgar/data/1769484/000110465925095812/tm2527803d1_6k.htm. This situation combined with adverse market conditions and the suspension of credit lines in certain subsidiaries created a context of financial uncertainty. Management is actively pursuing alternatives to address the situation, including new long-term facility or assets disposal, among other, while also evaluating the broader implications for the Company’s structure.

If the dispute with Jasper Lake and the uncertainties regarding the financial condition of the Company remain unresolved at the time that the Company ultimately files the Form 20-F, management anticipates that the consolidated financial statements as of and for the year ended June 30, 2025 will contain an explanatory note indicating uncertainty surrounding the Company’s ability to secure additional financing that would contribute to a material uncertainty that would raise substantial doubt regarding the Company’s ability to continue as a going concern.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Federico Trucco	+54	341 4861122
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is required by Part IV, Item (3) of Form 12b-25 to provide as part of this filing an explanation regarding whether the results of operations the Company expects to report for the year ended June 30, 2025 will reflect significant changes from its results of operations for the year June 30, 2024. While the Company requires additional time to prepare and review disclosures in the Form 20-F, the Company expects that any significant changes in its results of operations for the year ended June 30, 2025 as compared to the results of operations for the year ended June 30, 2024 will be consistent with those disclosed in its financial and operational results for the fiscal fourth quarter ended June 30, 2025 and for the year ended June 30, 2025, furnished to the SEC on a current report on Form 6-K on September 9, 2025.

Bioceres Crop Solutions Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 30, 2025	By: /s/ Federico Trucco Name: Federico Trucco Title: Chief Executive Officer